U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

NORTHSTAR AEROSPACE (CANADA) INC.

6006 West 73rd Street
Bedford Park, IL  60638
U.S.A.

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date:	11/11/04	By:	Alan Gatlin
		Name:	Alan Gatlin
		Title:	Vice-President and Chief Financial Officer

NORTHSTAR AEROSPACE REPORTS THIRD QUARTER FINANCIAL RESULTS

REPORT TO SHAREHOLDERS – THIRD QUARTER FINANCIAL RESULTS

NORTHSTAR AEROSPACE REPORTS HIGHER SALES AND INCOME
IN THE THIRD QUARTER

TORONTO, ONTARIO, November 9, 2004 - Northstar Aerospace, Inc. today reported income from continuing operations for the three months ending September 30, 2004 of $1.2 million or  $0.04 per share compared to $0.4 million or $0.01 per share in the prior year period. For the nine months of 2004, income from continuing operations was $5.8 million or $0.20 per share compared to $4.4 million or $0.15 per share in the prior year.

Revenue from continuing operations totaled $44.9 million in the third quarter of 2004 compared to $41.2 million in the prior year, an increase of 9.0%. Revenues for the quarter would have been $6.2 million or 15.1% higher than the prior year, excluding the impact of changes in foreign exchange rates. For the nine months of 2004, revenue from continuing operations totaled  $122.8 million, a 5.7% decrease from 2003. Revenue would actually have increased $1.8 million or 1.4% compared to last year, excluding the impact of changes in foreign exchange rates.

Earnings before interest, taxes and unusual items (“EBIT”) from continuing operations were $5.6  million for the third quarter compared to $3.0 million in the prior year. For the nine months of  2004, EBIT from continuing operations was $12.9 million compared to $13.7 million in the prior year.

Revenue and earnings were positively impacted in the quarter by the GE Aircraft (GEAE) CF34-3 Risk and Revenue Sharing Agreement signed at the end of June 2004. The Risk and Revenue Sharing Agreement contributed $3.6 million in sales plus an additional one-time to pick up sales and earnings before interest and taxes of $1.2 million related to revenue and earnings recognition under the Company’s percentage of completion accounting policy. Changes in foreign exchange rates compared to the prior year continue to have a negative impact on revenues and earnings. The higher Canadian/US exchange rate reduced EBIT by approximately  $1.0 million in the third quarter and $3.6 million in the nine months of 2004.

During the quarter a one-time charge to earnings of $0.5 million was incurred, including a reduction to expense for the estimated cost of closure of the Cambridge, Ontario facility ($0.7  million), provisions for a potential environmental concern ($0.9 million) and for a tentative settlement on a legal matter related to a previously owned entity ($0.3 million). The second quarter of 2004 included a non-recurring adjustment of $3.9 million to reduce the valuation allowance against the Company’s net future tax assets. This reduction resulted in an income tax benefit of $0.6 million for the nine months ended September 30, 2004 compared to an income tax expense of $2.1 million in the prior year. Net income for the nine months of 2004, after discontinued operations was $5.8 million or $0.20 per share compared to a loss of $5.1 million or  $0.18 per share in the prior year.

The Company’s sales backlog at September 30, 2004 was $193 million, an increase of $5 million from the beginning of the quarter and $26 million from December 31, 2003.

Commenting on these results, President and Chief Executive Officer, Mark Emery stated:

Third quarter results demonstrated solid increases in sales and earnings compared to prior quarters and the same quarter last year. These results and the strength of our backlog validate Northstar’s focus on established programs with significant aftermarket potential, such as the CF34-3.

We are pleased with the first three months of results of the GEAE CF34-3 Risk and Revenue Sharing Agreement. When we announced the agreement at the end of last quarter, we indicated that spare parts sales were the primary economic driver of the program. With over 1,700 CF34-3 regional jet engines already in service the recent reductions in CRJ production rates at Bombardier has had minimal impact on anticipated spare parts demand. However, we do expect spares demand to fluctuate significantly quarter to quarter and we remain somewhat cautious, as we are only a few months into a program that is expected to run for more than 15 years.

Northstar has been focused on earning the right to grow with its key customers and I am pleased by the ongoing strengthening of our sales backlog throughout  2004.

A more detailed discussion of the three months and nine months ended September 30, 2004 is contained in the Management Discussion and Analysis including comments on the comparability of results between the current and prior year.

Northstar Aerospace Inc. (www.northstar-aerospace.com) is North America’s leading independent manufacturer of flight critical gears and transmissions. Northstar Aerospace is a public company (TSX:NAS) with operating subsidiaries in the United States and Canada. Its principal products include helicopter gears and transmissions, accessory gearbox assemblies, rotorcraft drive systems and other machined and fabricated parts. It also provides maintenance, repair and overhaul of Pratt & Whitney helicopter engines and avionics equipment. The Company’s executive offices are located in Chicago, Illinois. Its plants are located in Chicago;  Phoenix, Arizona; Stroud, Oklahoma; as well as, Bolton, Milton and Windsor, Ontario, Canada.

Forward Looking Statements

This report includes “forward-looking statements” that are subject to risk and uncertainty. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements. There is uncertainty over the impact terrorist activity and the North American economy on the Company’s revenues and earnings for 2004 and beyond. There is also uncertainty as a result of the extent and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures. Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions. Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic andinternational economic conditions, and other political and economic risks and uncertainties. Although the Companybelieves that the expectations reflected in such forward-looking statements are reasonable, there can be no assurancethat such expectations will prove to have been correct. Important factors that could cause actual results to differmaterially from the Company’s expectations (“Cautionary Statements’), are included in the Company’s Annual Report for the Years Ended December 31, 2002 and 2003 - Management’s Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties. All information contained in this reportand subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward looking statements or comments as a result of any new information, future event or otherwise, unless such disclosure is required by law.

Non-GAAP Measures

The Company defines EBIT as earnings from operations before interest and income taxes. The Company has included information concerning EBIT because it believes this measure is used by certain investors as a measure of continuing financial performance. EBIT is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”). As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies. This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

For further information please contact:	Alan Gatlin
Vice-President and Chief Financial Officer
(708)728-2000

Attachments:	Consolidated Balance Sheet
Consolidated Statement of Shareholders’ Equity
Consolidated Statement of Operations
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Management Discussion and Analysis

NORTHSTAR AEROSPACE INC.

FINANCIAL HIGHLIGHTS

For the three and nine months ended September 30, 2004

UNAUDITED

(millions of Canadian dollars except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30

	2004	2003	2004	2003

Revenue, continuing operations	$44.9	$41.2	$122.8	$130.2

Income from continuing operations, after tax	1.2	0.4	5.8	4.4

Discontinued Operations	—	—	—	(9.5)

Net Income (loss)	1.2	0.4	5.8	(5.1)

Income per share, continuing operations
Basic	$0.04	$0.01	$0.20	$0.15
Diluted	$0.04	$0.01	$0.20	$0.15

Net Income (loss) per share
Basic	$0.04	$0.01	$0.20	$(0.18)
Diluted	$0.04	$0.01	$0.20	$(0.17)

Weighted average number of Common Shares (in millions)
Basic	29.0	28.9	29.0	28.9
Diluted	29.8	29.8	29.8	29.8

			Sept 30 2004	Dec 31 2003

Working capital			$60.1	$71.2

Total assets			185.1	156.7

Total debt			80.6	82.7

Shareholders’ equity			44.7	37.4

The Consolidated Financial Statements for the Three and Nine Months ended September 30, 2004 and related MD&A are available on our website at:  www.northstar-aerospace.com

Consolidated Balance Sheets

As of September 30, 2004 and December 31, 2003

(in thousands of Canadian dollars)

UNAUDITED

	September 30 2004	December 31 2003
ASSETS

Current
Cash	$3,018	$4,181
Accounts receivable	24,794	17,770
Inventories	74,710	70,446
Other current assets	1,387	2,119
Total current assets	103,909	94,516

Property, plant and equipment	44,182	48,011
Goodwill, net	3,585	3,657
Other long-term assets (note 3b)	33,416	10,489
Total assets	$185,092	$156,673

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$31,632	$22,282
Current portion of other long-term liabilities (note 3c)	11,538	337
Current portion of long-term debt	596	634
Total current liabilities	43,766	23,253

Long-term debt	80,011	82,102
Other long-term liabilities (note 3c)	16,575	13,876
Total liabilities	140,352	119,231
Shareholders’ equity	44,740	37,442
Total liabilities and shareholders’ equity	$185,092	$156,673

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the three and nine months ended September 30, 2004 and 2003

(in thousands of Canadian dollars)

UNAUDITED

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Deficit – beginning of period, as previously reported	$(106,151)	$(102,332)	$(110,580)	$(96,819)
Change in accounting policy – stock based compensation (note 2)	—	—	(146)	—
Deficit – beginning of period, as restated	(106,151)	(102,332)	(110,726)	(96,819)

Net income (loss) for the period	1,233	374	5,808	(5,139)

Deficit – end of period	(104,918)	(101,958)	(104,918)	(101,958)

Contributed surplus (note 2)	259	—	259	—

Capital stock	152,851	152,851	152,851	152,851

Currency translation adjustment	(3,452)	(4,582)	(3,452)	(4,582)

Total shareholders’ equity	$44,740	$46,311	$44,740	$46,311

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Operations

For the three and nine months ended September 30, 2004 and 2003

(in thousands of Canadian dollars except per share amounts)

UNAUDITED

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
REVENUE, net of revenue share amortization (note 4)	$44,913	$41,189	$122,783	$130,243

Cost of sales and expenses
Cost of sales	31,971	30,974	89,872	93,940
Selling, general and administration	5,466	5,216	14,206	16,448
Foreign exchange (gain) loss	(99)	—	(43)	50
Depreciation and amortization	1,987	2,029	5,805	6,113
Unusual items (note 5)	472	—	472	—
Interest, net	2,862	2,348	7,286	7,242

Income from continuing operations before income taxes	2,254	622	5,185	6,450
Income tax expense (recovery)	1,021	248	(623)	2,065

Income from continuing operations	1,233	374	5,808	4,385
Discontinued operations (note 6)	—	—	—	(9,524)

Net income (loss) for the period	$1,233	$374	$5,808	$(5,139)

Income (loss) per common share (note 3d)
Basic
Continuing operations	$0.04	$0.01	$0.20	$0.15
Discontinued operations	—	—	—	(0.33)
Net income (loss) per common share - Basic	$0.04	$0.01	$0.20	$(0.18)

Diluted
Continuing operations	$0.04	$0.01	$0.20	$0.15
Discontinued operations	—	—	—	(0.32)
Net income (loss) per common share - Diluted	$0.04	$0.01	$0.20	$(0.17)

Weighted average number of shares
Basic	29,021,318	28,878,573	29,021,318	28,895,176
Diluted	29,752,972	29,768,682	29,752,972	29,785,285

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2004 and 2003

(in thousands of Canadian dollars)

UNAUDITED

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
CASH PROVIDED BY (USED FOR): OPERATING ACTIVITIES
Income from continuing operations	$1,233	$374	$5,808	$4,385
Items not affecting cash:
Depreciation and amortization	1,987	2,029	5,805	6,113
Amortization of revenue share agreement	2,651	—	2,651	—
Stock compensation expense (note 2)	38	—	113	—
Post retirement benefits	(142)	291	244	711
Unusual items	472	—	472	—
Foreign exchange (gains) losses	(99)	—	(43)	50
Future income taxes	806	177	(1,279)	1,654
	6,946	2,871	13,771	12,913
Net change in non-cash working capital balances related to continuing operations (note 3a)	(5,139)	(3,227)	(1,959)	(16,359)
Cash provided by (used for) operating activities	$1,807	$(356)	$11,812	$(3,446)

INVESTING ACTIVITIES
Capital expenditures	(1,071)	(1,899)	(2,377)	(5,708)
Payments under revenue share agreement (note 4)	(3,104)	—	(8,499)	—
Increase in long-term assets	(604)	(209)	(1,710)	(2,973)
Discontinued operations	—	—	—	(300)
Cash used for investing activities	(4,779)	(2,108)	(12,586)	(8,981)

FINANCING ACTIVITIES
Common shares issued	—	60	—	209
Long-term debt repayments	—	8	(316)	(514)
Increase in bank indebtedness	—	2,333	—	10,670
Increase (decrease) in other long term liabilities	(106)	63	(73)	(388)
Cash (used for) provided by financing activities	(106)	2,464	(389)	9,977

Decrease in cash during the period	(3,078)	—	(1,163)	(2,450)
Cash at beginning of period	6,096	—	4,181	2,450
Cash at end of period	$3,018	$—	$3,018	$—

To be read in conjunction with notes to interim consolidated financial statements.

Notes to Consolidated Interim Financial Statements

(in thousands of Canadian dollars)

UNAUDITED

1.  SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) on a basis consistent with those in the most recent audited consolidated financial statements except for the change described in note 2 below.  These unaudited consolidated financial statements do not contain all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2003 annual report.

2. CHANGE IN ACCOUNTING POLICY

Stock Based Compensation

Effective for January 1, 2004 annual and interim reporting, the Company implemented, with retroactive application without restatement, CICA 3870, stock-based compensation and other stock-based payments.  The effect was to increase contributed surplus and increase the opening deficit by $146.  In 2004, an additional $113 was charged to earnings as stock compensation expense and is included in selling, general and administration costs.

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110, Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  There was no material impact upon the adoption of this standard.

3. SUPPLEMENTARY INFORMATION

a)   Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003

Cash provided by (used for):
Accounts receivable	$(4,259)	$(12,967)	$(7,575)	$(12,970)
Inventories	(4,632)	11,240	(5,451)	2,535
Other current assets	(360)	(309)	744	(698)
Accounts payable and accrued liabilities	4,112	(1,191)	10,323	(5,226)
Cash used for, net	$(5,139)	$(3,227)	$(1,959)	$(16,359)

b)   Other long term assets comprise the following:

	September 30 2004	December 31 2003

Debt issue costs, net of amortization of $5,372 (2003-$4,850)	$685	$888
Future income tax asset	5,362	4,084
Investment in Vector Aerospace Corporation (quoted market value $6,292 and $6,619, respectively)	5,767	4,672
Revenue Share Agreement, net of amortization of $2,651 (note 4)	20,467	—
Other	1,135	845
Total other long-term assets	$33,416	$10,489

c)   Other long-term liabilities comprise the following:

	September 30 2004	December 31 2003

Pensions and post retirement benefits	$11,010	$10,815
Revenue Share Agreement (note 4)	13,897	—
Environmental remediation	3,025	3,201
Other	181	197
	28,113	14,213
Less current portion of other long-term liabilities	(11,538)	(337)
Total other long-term liabilities	$16,575	$13,876

d)   Earnings per share

The calculation of earnings per share for the nine month period ended September 30 is based on the weighted average number of shares outstanding of 29,021,318 for 2004 and 28,895,176 for 2003.  Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the period ended September 30.  The diluted effect of options for the nine months of 2004 was 731,654 shares and for the nine months of 2003 was 890,109 shares.

e)   Income taxes

In the second quarter of 2004, the Company recorded an income tax recovery of approximately $3.9 million.  The recovery was a result of a reduction to the valuation allowance against the Company’s net future income tax asset related to its U.S. operations.  A valuation allowance remains against the Company’s Canadian operations’ net future income tax asset.

4.              GEAE RISK AND REVENUE SHARING AGREEMENT

At the end of the second quarter, the Company entered into a risk and revenue sharing agreement with GE Aircraft Engines (GEAE) to produce components for engines used in Bombardier regional jets and Challenger business jets.  Under this agreement, the Company will earn revenue based on a percentage of GEAE’s sales of new CF34-3 engines and spare parts for the life of the program.

The Company paid $5.4 million ($4.0 million US) upon executing this agreement and is required to invest a total of $24.3 million ($18.0 million US) by the end of 2005 as payment for participation in the CF34-3 program.  In September 2004, the Company paid the second installment of $3.1 million ($2.3 million US).  An asset of $23.1 million has been recorded in other assets consisting of the cash paid, legal costs and the present value of the obligation at June 30, 2004, ($17.6 million) using a 8% discount rate.  The cost of this contract will be amortized and recognized as a reduction of revenue on a units of production basis over the anticipated life of the long-term contract.  For the quarter ended September 30, 2004, amortization of the contract value was $2.7 million.  Accumulated amortization is $2.7 million at September 30, 2004.

The agreement requires the Company to make additional payments up to $3 million US to GEAE upon reaching specific levels of sales of new engines and 50% of the revenue from spare part sales exceeding a sales level up to a specified amount through December 31, 2008.  An additional $5 million US would be paid, if sales reach a specified level for sales subsequent to January 1, 2009.  These contingent payments will be recorded when the Company anticipates achieving these sales thresholds.  The Company also acquired from GEAE certain spare parts on-hand at June 30, 2004 for approximately $2.4 million.

This revenue share agreement supersedes the Company’s existing contract to supply GEAE under the CF34-3 program.  As a result of entering this agreement, the Company realized $1.2 million of additional revenue net of related amortization and margin in excess of amounts previously recognized under percentage of completion accounting for in-process units that had not been shipped.  This adjustment is a one-time adjustment reflecting the terms of the new agreement.

5.              UNUSUAL ITEMS

In December 2003, the Company provided for the closure of its machining facility in Cambrige, Ontario.  In September 2004, the Company has recorded an adjustment to reduce the accrual for costs related to this closure by $0.7 million as the actual costs are less than originally anticipated.  In connection with the closure, the Company has identified an environmental issue at the facility.  The Company recorded a charge of $0.9 million for the estimated cost of clean-up of the facility.

In October 2004, the Company reached a tentative settlement on an outstanding legal matter related to the operations of a company that was disposed of in 1999.  The Company had previously recorded a provision for this potential settlement.  As the settlement is in excess of the original estimate, the Company recorded an additional charge of $0.3 million in September 2004.

6.              DISCONTINUED OPERATIONS

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner.  Under the agreement, the Company’s common shares in the pump companies were exchanged for $18 million non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008.  The Company has fully reserved the carrying value of this investment.

As a result of the completion of the capital restructuring, the Company wrote off $9.5 million in the quarter ended March 31, 2003, as a charge to discontinued operations, the currency translation adjustment included in shareholders’ equity related to discontinued operations.

7.              SEGMENTED INFORMATION

The continuing operations of the Company relate solely to the aerospace industry and are organized and managed as business segments outlined below:

Defense — The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft, and maintenance, repair and overhaul (“MRO”) services for certain helicopter transmissions.

Commercial — The main products include components for accessory gearboxes, including components sold under the revenue share agreement with GEAE, and auxiliary power units for engines used in fixed wing aircraft, machining and fabrication services, and MRO services for helicopter engines, and gyroscope inertial navigation systems.

Sector income statement:

		Three Months Ended September 30		Nine Months Ended September 30
		2004	2003	2004	2003

Revenue	Defense	$26,352	$29,065	$81,262	$89,047
	Commercial	18,561	12,124	41,521	41,196
		44,913	41,189	122,783	130,243

Cost of Sales	Defense	20,736	21,027	59,456	60,141
	Commercial	11,235	9,947	30,416	33,799
		31,971	30,974	89,872	93,940

Gross Margin, excluding depreciation	Defense	5,616	8,038	21,806	28,906
	Commercial	7,326	2,177	11,105	7,397
		12,942	10,215	32,911	36,303

Selling, general and administration		5,466	5,216	14,206	16,448
Foreign exchange (gain) loss		(99)	—	(43)	50
Depreciation and amortization		1,987	2,029	5,805	6,113
Ususual items		472	—	472	—
Interest, net		2,862	2,348	7,286	7,242

Income from continuing operations before income taxes		$2,254	$622	$5,185	$6,450

The same fixed assets of the Company are used for both the Commercial and Defense aerospace manufacturing segments.  Accordingly, the identifiable assets, capital and goodwill expenditures cannot be specifically allocated to these segments.

Geographic Information

Three Months Ended September 30

Revenue	Canada	United States	Intercompany	Total
2004	$15,943	$30,428	$(1,458)	$44,913

2003	$17,975	$25,053	$(1,839)	$41,189

Nine Months Ended September 30

Revenue	Canada	United States	Intercompany	Total
2004	$41,294	$85,500	$(4,011)	$122,783

2003	$58,785	$80,207	$(8,749)	$130,243

	Canada		United States		Total
	September 30 2004	December 31 2003	September 30 2004	December 31 2003	September 30 2004	December 31 2003
Property, plant and equipment	$15,192	$17,751	$28,990	$30,260	$44,182	$48,011

Goodwill	$509	$509	$3,076	$3,148	$3,585	$3,657

Sales are attributed to geographic location based on the location of the business unit reporting the revenue. Domestic sales to foreign customers totaled approximately $15,194 in the three months ended September 30, 2004 (2003 - $17,107) and $39,383 in the nine months ended September 30, 2004 (2003 - $54,279).

MANAGEMENT DISCUSSION & ANALYSIS

For the three and nine months ended September 30, 2004

The following discussion and analysis by management of the financial position and results of operations of the Company is qualified by and should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto for the three-months (“quarter”) and nine-months ended September 30, 2004.  The accompanying statements for the three- and nine-months ended September 30, 2004 and 2003 have not been subjected to a review by the Company auditors in accordance with CICA 7050.

RESULTS OF OPERATIONS

Revenues in the third quarter of 2004 were $3.7 million (9.0%) higher than the prior year as a result of increased commercial aerospace volumes partially offset by decreased defense sales and changes in foreign exchange rates.  Excluding the impact of changes in foreign exchange rates, revenue for the quarter would have been $6.2 million or 15.1% higher than the same period of 2003.

For the nine months ended September 30, 2004, revenues decreased $7.5 million (5.7%) from the prior year, primarily as a result of the impact of changes in foreign exchange rates and lower defense volumes.  Excluding the impact of changes in foreign exchange rates, revenue for the nine months of 2004 would actually have been $1.8 million or 1.4% higher than the previous year.

Commercial aerospace revenues in the third quarter and nine months of 2004 were $6.4 million (53.1%) and $0.3 million (0.1%) respectively above 2003 primarily due to the CF34-3 revenue share agreement with GE Aircraft Engine (GEAE).  The revenue share agreement contributed $4.8 million to the increase in commercial revenues for the third quarter.  Of this amount, $1.2 million is a result of adjustments to estimates under the percentage of completion accounting and is not expected to re-occur.

Defense revenues for the third quarter and nine months of 2004 decreased $2.7 million (9.3%) and $7.8 million (8.7%) compared to the prior year.  Much of the decrease relates to reductions in Lynx contract activity and the impact of foreign exchange offset somewhat by higher volumes on the Apache AH64 build and F22 Raptor contracts.

Overall gross margin as a percentage of sales, excluding depreciation, for the third quarter of 2004 was 28.8%, compared to 24.8% for 2003.  Gross margin in the defense sector was 21.3% and 26.8% for the third quarter and nine months of 2004, compared to 27.7% and 32.5% for the third quarter and nine months of 2003.  The decrease is mainly due to anticipated shifts from higher margin programs to programs with lower standard margins.  Commercial gross margin as a percentage of sales of 39.5% for the third quarter and 26.7% for the nine months of 2004 are 21.5% and 8.7% higher respectively than the same periods of 2003 mainly due to the incremental margin from the GEAE revenue share agreement, including the one-time percentage of completion adjustment of $1.2 million ($2.5 million of gross revenue less $1.3 million of amortization).

Selling, general and administration (“SG&A”) expenses totaled $5.5 million for the third quarter of 2004 or $0.3 million greater than 2003 due to higher legal and professional fees offset in part by the impact of reduction in head count and the Cambridge closure.  For the nine months ended September 30, 2004, SG&A expenses were $14.2 million, which is $2.2 million lower than the prior year. The decrease primarily relates to reduced headcount from the closure of the Cambridge facility and lower professional fees incurred.  Additionally, the prior year included approximately $1.0 million in severance costs.

Depreciation and amortization was $2.0 million for the third quarter and $5.8 million in the nine months of 2004, respectively, equal to and $0.3 million lower than the same periods in 2003.  In addition, there was $2.7 million of amortization of the GEAE revenue share agreement netted against the revenue for the third quarter and nine months of 2004.

In September 2004, the Company recorded a net charge of $0.5 million related to unusual items.  In 2003, the Company had provided for the closure of its machining operation in Cambridge, Ontario.  As the costs related to that closure have been less than originally anticipated, the Company reduced its accrual for remaining payments related to closure by $0.7 million.  The Company has identified an environmental issue at this facility and recorded a charge of $0.9 million.  In October 2004, the Company reached a tentative settlement on an outstanding legal matter that originated at the operations of a previously owned entity.  The Company had previously provided for this matter, however, as the settlement and legal expenses are in excess of that amount, the Company recorded an additional $0.3 million charge in September 2004.

Net interest expense in the third quarter and nine months of 2004 was $2.9 million and $7.3 million respectively, $0.5 million and $0.1 million higher than 2003 due in part to imputed interest on the discounted long-term liabilities, including the GEAE revenue share liability. Interest expense has otherwise decreased in 2004 as a result of lower borrowings on the Company’s credit facility compared to 2003, as well as the impact of foreign exchange on the U.S. denominated long-term debt.

Earnings from continuing operations, before taxes for the third quarter and nine months of 2004 were $2.3 million and $5.2 million, respectively, compared to $0.6 million and $6.5 million in 2003.  This increase in the quarter is a result of improved commercial revenues and margins offset somewhat by higher interest expense.

Income tax expense for continuing operations in the third quarter was $1.0 million compared to $0.2 million in the prior year. Income tax recovery for the nine months of 2004 was $0.6 million compared to income tax expense of $2.1 million in the prior year comparative.  During the second quarter, the Company recorded a $3.9 million reduction to the valuation allowance against the net deferred tax asset.  This adjustment was based on management’s expectation that the Company will be able to realize the benefit of certain future tax assets related to its U.S. operations. Income from the Company’s U.S. operations before income taxes was approximately $3.4 million US in 2003 and $5.9 million US for the nine months of 2004.  Net operating losses related to the U.S. operations were approximately $16.6 million US at December 31, 2003.  The benefit recognized in the second quarter is of a non-recurring nature.   The Company’s effective tax rate for future periods is expected to be more in-line with the statutory tax rate.

Income from continuing operations after tax for the third quarter was $1.2 million ($0.04 per share) compared to $0.3 million ($0.01 per share) in the prior year.  For the nine months of 2004, income from continuing operating after tax was $0.20 per share as compared to $0.15 per share in the nine months of 2003.

The first quarter of 2003 included a charge of $9.5 million related to a discontinued business (see note 6 to the consolidated financial statements).

The net income for the three months ended September 30, 2004 was $0.04 per share compared to $0.01 per share for the prior year. Net income for the nine months of 2004 was $0.20 per share compared to a loss of $0.18 per share in the prior year.

GEAE RISK AND REVENUE SHARING AGREEMENT

At the end of the second quarter, the Company entered into a risk and revenue sharing agreement with GE Aircraft Engines (GEAE) to produce components for engines used in Bombardier regional jets and Challenger business jets.  Under this agreement, the Company will earn revenue based on a percentage of GEAE’s sales of new CF34-3 engines and spare parts for the life of the engine program.  Management believes that this agreement positions the Company as a key participant on an established program with GEAE that has a significant spare parts market.  The agreement also establishes a relationship for the life of the program that will allow for implementation of longer term cost reduction plans.

The Company paid $5.4 million ($4.0 million US) upon executing this agreement and is required to invest a total of $24.3 million ($18.0 million US) by the end of 2005 as payment for participation in the CF34-3 program.  Additional payments are contingent upon attaining certain sales thresholds.  In September 2004, the Company paid the second installment of $3.1 million ($2.3 million US).  An asset of $23.1 million has been recorded in other assets consisting of the cash paid, legal costs and the present value of the remaining obligation ($17.6 million) using an 8% discount rate.  The cost of this contract will be amortized and recognized as a reduction of revenue on a units of production basis over the anticipated life of the long-term contract.  For the quarter ended September 30, 2004, amortization of the contract value was $2.7 million.  Accumulated amortization is $2.7 million at September 30, 2004.

Sector Revenue and Gross Margin Analysis

	Three months ended September 30 (in millions)		Nine months ended September 30 (in millions)
	2004	2003	2004	2003

Revenues
Defense	$26.3	$29.1	$81.3	$89.0
Commercial	18.6	12.1	41.5	41.2
Total revenues	$44.9	$41.2	$122.8	$130.2

Gross margin (% of revenue)
Defense	21.3%	27.7%	26.8%	32.5%
Commercial	39.5%	18.0%	26.7%	18.0%
Total gross margin%	28.8%	24.8%	26.8%	27.9%

EBITDA Summary Table	Three months ended September 30 (in millions)		Nine months ended September 30 (in millions)
	2004	2003	2004	2003
Income from continuing operations – before taxes	$2.3	$0.6	$5.2	$6.5
% of Revenue	5.0%	1.5%	4.2%	5.0%
Add:
Depreciation and amortization	2.0	2.0	5.8	6.1
Revenue share agreement – amortization reported net against revenue	2.7	—	2.7	—
Unusual items	0.5	—	0.5	—
Interest expense	2.9	2.3	7.3	7.2
EBITDA from continuing operations	$10.4	$4.9	$21.5	$19.8
% of Revenue	23.2%	11.9%	17.5%	15.2%

BALANCE SHEET

Total assets as of September 30, 2004 increased by $28.4 million as compared to the beginning of the year, primarily due to the addition of the revenue share agreement.  In connection with the revenue share agreement, long-term assets increased by $20.5 million for commitments made to GEAE for technology rights and participation in the program.  Furthermore, related to the revenue share agreement, the Company has added approximately $2.4 million of spare parts inventory and increased in-process inventory under percentage-of-completion accounting by $1.5 million.  Accounts receivable increased by $7.0 million primarily due to the timing of $4.0 million of accounts receivable expected in the third quarter that was not collected until early in the fourth quarter and $4.7 million related to the revenue share agreement which has longer payment terms than the previous agreement.  For the quarter, the Company has managed its current liabilities to match the timing of the collection of its outstanding accounts receivable.

Total assets decreased by $4.4 million in the third quarter from the second quarter primarily due to amortization of assets in connection with the GE Aircraft Engines (GEAE) revenue share agreement ($2.7 million) and a lower cash position ($2.8 million).

Third quarter working capital of $60.1 million decreased by $1.3 million from the previous quarter and $11.1 million for the nine months ended September 30, 2004, the latter mainly due to $11.2 million of current obligations under the GEAE revenue share agreement and an increase in accounts payable offset by an increase in accounts receivable.

Fixed assets declined $2.5 million in the quarter and $3.8 million year-to-date as lower capital expenditures were more than offset by depreciation expense and the impact of foreign exchange. Goodwill decreased marginally due to the impact of changes in foreign exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

A significant portion of the Company’s assets and liabilities are denominated in US dollars.  The amounts included in the Consolidated Statement of Cash Flows for changes in these US dollar assets and liabilities are calculated in US currency and then translated to Canadian dollars at the average exchange rate for the period.  However, for presentation in the balance sheet, US dollar balances are translated to Canadian dollars at period-end exchange rates.  As different exchange rates are used, the changes reported in Canadian dollars on the statement of cash flows will not equal the difference between the amounts presented in the balance sheet.

At September 30, 2004, the Company had total long-term debt of $80.6 million consisting primarily of bond indentures.  At September 30, 2004, the Company had cash of $3.0 million compared to $4.2 million at December 31, 2003.  Cash flows in 2004 were impacted by payments totaling $8.5 million on the revenue share agreement and an additional $1.1 million of investment in Vector Aerospace Corporation in the first quarter.

Cash provided by operating activities in the third quarter was $1.8 million representing an improvement of $2.2 million compared to the third quarter of 2003 primarily due to higher earnings and increases in accounts payable and accrued liabilities.  For the nine months of 2004 cash provided by operating activities was $11.8 million compared to a usage of $3.4 million in the prior year comparative mainly due to increases in accounts payable and accrued liabilities.

Cash used in investing activities related to continuing operations for the third quarter of 2004 was $4.8 million in the quarter which included payments to GEAE associated with the revenue share agreement of $3.1 million ($2.3 million US) and capital expenditures of $1.1 million. For the nine months ended September 30, 2004 cash used in investing activities related to continuing operations was $12.6 million, including payments to GEAE of $8.5 million ($6.3 million US), capital expenditures of $2.4 million and additional Vector common share purchases of $1.1 million.  Cash used in investing activities related to continuing operations was $2.1 million for the third quarter of 2003 and $9.0 million for the nine months of 2003. The 2003 amounts included capital expenditures of $1.9 million for the third quarter and $5.7 million for the nine months, as well as increased Vector Aerospace investment of $2.6 million for the nine months ended September 30, 2003.

At September 30, 2004, the Company had approximately $13 million US of borrowing capacity available under its credit facilities. The Company believes it has adequate credit facilities to meet its cash requirements for the remainder of 2004 and for 2005.

Cash used for financing activities for the third quarter and nine months of 2004 were $0.1 million and $0.4 million respectively.  In the third quarter and nine months of 2003, cash provided by financing activities was $2.5 million and $10.0 million respectively, primarily related to increases in bank indebtedness.

NEW CREDIT FACILITY

During the second quarter of 2004, the Company entered into a new 3-year $25 million US revolving credit facility.  This facility provides the Company with increased borrowing capacity at a lower cost.  Borrowings under this facility bear interest at the Company’s option of Prime less 1.0% or a LIBOR rate, as defined in the agreement.  In connection with this facility, the Company consolidated its cash management function with this financial institution.  Management expects increased cost savings from lower fees and improved efficiencies in cash management.

DISCONTINUED OPERATIONS

On March 31, 2003 the Company concluded an agreement with its joint venture partner resulting in Northstar’s common shares being exchanged for $18 million non-participating preferred shares.  The preferred shares are required to be purchased by the pump companies on or before March 31, 2008.  Due to the significant uncertainty on realization of the preferred shares, the value of the shares was fully provided for at the time of the transaction.  Any further proceeds will be recognized on a cash basis.

On March 31, 2003 the Company wrote off as a charge to discontinued operations in the Income Statement the currency translation adjustment of $9.5 million.  Shareholders’ equity was not effected by this write-off.

OFF BALANCE SHEET ARRANGEMENTS AND FINANCIAL INSTRUMENTS

The Company’s off balance sheet arrangements and financial instruments are disclosed in the Management Discussion and Analysis section of the Company’s 2003 annual report.  These off balance sheet arrangements and financial instruments have not changed materially in the first nine months of 2004.

ACCOUNTING POLICY CHANGES

Stock Based Compensation

Effective for January 1, 2004 annual and interim reporting, the Company implemented, with retroactive application without restatement, CICA 3870, stock-based compensation and other stock-based payments.  The effect was to increase contributed surplus and increase the opening deficit by $146.  In the third quarter and nine months of 2004, an additional $38 and $113 respectively was charged to earnings as stock compensation expense and is included in selling, general and administration costs.

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110, Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  There was no material impact upon the adoption of this standard.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  The Company evaluates its estimates on an on-going basis, including those related to revenues and expenses where percentage of completion accounting is applied, bad debts, inventories, investments, intangible assets, environmental reserves, income taxes, litigation and other contingencies.  These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies and estimates that have had, or will have, a significant impact on the Company’s reported earnings are disclosed in the Company’s 2003 annual report.

TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any material transactions with related parties as defined in the Canadian Institute of Chartered Accountants Handbook in the last three years.

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of preference shares of no par value to be issued in series and an unlimited number of common shares of no par value.  As at September 30, 2004 there were 29,021,318 common shares outstanding and no preference shares outstanding.

OUTLOOK

The revenue share agreement with GEAE provided a significant enhancement to revenue and earnings in the third quarter and the Company expects continued benefits from the agreement in the future.  However, the Company remains cautious regarding the future benefits after only three months history on a program that is expected to continue for more than 15 years.  Spare parts demand under the revenue share agreement is impacted by a number of factors and it is expected that demand under the agreement may vary significantly from quarter to quarter.

Defense related demand remains strong and will continue to provide the majority of the Company’s growth opportunities.  The slowdown in the Lynx rotor head program and the anticipated completion of the final unit of Apache transmission program in the fourth quarter requires new order intake to replace the lost volume.  Commercial sales volumes other than those related to the new GEAE revenue share agreement remain stable with no significant increases anticipated.

The Company remains concerned about the impact of the continued strengthening of the Canadian dollar on its reported results.  The rate has continued to increase early in the fourth quarter to record high.  Over 90% of the Company’s revenues are denominated in US dollars.  A stronger Canadian currency negatively impacts the Company’s reported revenues, margins and cash flows.  While the Company continues its efforts to offset the impact from the fluctuating exchange rates, the average exchange rates in 2004 are expected to be well above the average rates in 2003 and will have continuing adverse effects on results for the remainder of 2004 and into 2005.

Northstar’s management team is confident in its strategy for growth and pleased to see the continued validation of that strategy.  Northstar is well balanced between defense and commercial markets and continues to focus on proven, stable programs with significant aftermarket potential, in support of the leading original equipment manufacturers and the U.S. Military.

The backlog at September 30, 2004 was approximately $193 million, an increase of approximately $26 million from the beginning of the year.  This is the third quarter in a row that in the backlog has been stable.  Backlog includes the value of purchase orders in hand from long-tem customer supply agreements and fully-funded orders.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” that are subject to risks and uncertainties.  All statements, other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, objectives of management for future operations, and certain items discussed in “Risks and Uncertainties” below may be or include forward-looking statements.  There is uncertainty over the impact of potential terrorist attacks, the deployment of U.S. troops in hostile situations and the uncertain North American economy on the Company’s revenues and earnings in 2004 and beyond.  As a result of these factors and others, the extent and duration of the soft commercial aerospace market and the impact of lower world wide commercial passenger air travel cannot be accurately estimated.  Also, the impact of the level of future U.S. military expenditures and its impact on the Company’s revenues cannot be estimated with a high degree of accuracy.  Forward-looking information contained herein is based upon a number of assumptions regarding the U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, U.S. military activity, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”), including those set forth under the caption “Risks and Uncertainties” below, are disclosed herein.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward looking statements or comments as a result of any new information, future event or otherwise, unless such disclosure is required by law.

NON-GAAP MEASURES

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation and amortization (including amortization of contract values that are reported against revenue), write-off of deferred development costs, unusual items, write-off of goodwill and non-recurring items.

The Company has included information concerning EBITDA because it believes this measure is used by certain investors as a measure of continuing financial performance.  EBITDA is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.